December 6, 2007

Mail-Stop 5546

Mr. Tor F. Johansen, President and CEO
Eksportfinans ASA
Dronning Mauds gt. 15
N-0250 Oslo, Norway

Re: Eksportfinans ASA
        Form 20-F for Fiscal Year Ended December 31, 2006
        Form 6-K for the month of July, 2003
        Response letter filed on December 3, 2007
        File No. 1-8427

Dear Mr. Johansen:

        We refer you to our comment letter dated November 2, 2007, regarding business contacts with Iran. We have completed our review of this matter, and we have no further comments at this time.

                            Sincerely,

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Jens Olav Feiring, Esq.
        General Counsel
        Eksportfinans ASA
        Dronning Mauds gt. 15
        N-0250 Oslo, Norway
        Facsimile: 011 47 22-01-2202